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CATHERINE FAUVER catherine.fauver@dechert.com +1 617 728 7190 Direct +1 617 426 6567 Fax

October 27, 2023

VIA EDGAR

Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs ETF Trust (the “Registrant”)

SEC File Nos. 333-200933 and 811-23013

Post-Effective Amendment No. 571 to the Registration Statement on Form N-1A

Dear Mr. Bellacicco,

This letter responds to the comments you provided to Cynthia Yi and me during a telephonic discussion on September 20, 2023 with respect to your review of Post-Effective Amendment No. 571 (the “Amendment”) to the Registrant’s registration statement, filed with the U.S. Securities and Exchange Commission (“SEC”) on August 22, 2023. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of registering shares of the Goldman Sachs MarketBeta® Russell 1000 Growth Equity ETF (formerly, “Goldman Sachs MarketBeta® Large Cap Growth Equity ETF”) and Goldman Sachs MarketBeta® Russell 1000 Value Equity ETF (formerly, “Goldman Sachs MarketBeta® Large Cap Value Equity ETF”), each a new series of the Registrant (each, a “Fund,” and collectively, the “Funds”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Prospectus

1.	Comment: Please provide the completed “Annual Fund Operating Expenses” table and “Expense Example” table for the Funds.

Response: The Funds’ completed “Annual Fund Operating Expenses” tables and “Expense Example” tables are attached hereto as Exhibit A to this correspondence.

2.

Comment: With respect to the first sentences of the third paragraphs in the “Goldman Sachs MarketBeta® Russell 1000 Growth Equity ETF—Summary—Principal Investment Strategies” and “Goldman Sachs MarketBeta® Russell 1000 Value Equity ETF— Summary—Principal Investment Strategies” sections, please provide the completed sentences with your response.

Response: The disclosures referenced above have been revised as follows:

Goldman Sachs MarketBeta® Russell 1000 Growth Equity ETF: As of October 16, 2023, the Index consisted of 444 securities with a market capitalization range of between approximately $1.15 billion and $2.79 trillion, and an average market capitalization of approximately $68.89 billion.

Goldman Sachs MarketBeta® Russell 1000 Value Equity ETF: As of October 16, 2023, the Index consisted of 845 securities with a market capitalization range of between approximately $850 million and $740 billion, and an average market capitalization of approximately $29.61 billion.

3.

Comment: In the “Goldman Sachs MarketBeta® Russell 1000 Growth Equity ETF—Summary—Principal Investment Strategies” and “Goldman Sachs MarketBeta® Russell 1000 Value Equity ETF—Summary—Principal Investment Strategies” sections, please identify the Index Provider and indicate whether the Index Provider is an affiliate of the Funds or Goldman Sachs Asset Management, L.P. (“GSAM”).

Response: The Registrant has revised the disclosure to identify the Index Provider as Frank Russell Company and confirms that the Index Provider is not an affiliate of the Funds or GSAM.

4.

Comment: In the “Goldman Sachs MarketBeta® Russell 1000 Growth Equity ETF—Summary—Principal Investment Strategies” and “Goldman Sachs MarketBeta® Russell 1000 Value Equity ETF—Summary—Principal Investment Strategies” sections, the last sentence of the third paragraph states, “Frank Russell Company (“Russell” or the “Index Provider”) will deem an issuer to be a U.S. issuer if it is organized under the laws of the U.S. and it is primarily listed in the U.S.; in the event that these factors point to more than one country, the Index methodology provides for consideration of certain additional factors.” Please briefly discuss these additional factors.

Response: Per the Russell 1000 Growth 40 Act Daily Capped Index and Russell 1000 Value 40 Act Daily Capped Index methodologies, the location of the issuer’s reported assets and revenues are the additional factors considered to determine a security’s country assignment. The disclosure, which now appears in the Item 9 section only, has been updated accordingly.

5.	Comment:

a.

In the “Goldman Sachs MarketBeta® Large Cap Growth Equity ETF—Summary—Principal Investment Strategies” and “Goldman Sachs MarketBeta® Large Cap Value Equity ETF—Summary—Principal Investment Strategies” sections, the first sentences of the fourth paragraphs state, “The Index applies a capped methodology where all companies that have a weight greater than 4.5% in aggregate are no more than 22.5% of the index, and no individual company in the index has a weight greater than 22.5% of the Index.” The Staff notes that the disclosure states that an individual company may have a weight up to 22.5% of the Indexes; however, the SAI indicates that the Funds are diversified. Please explain how investing in an issuer representing 22.5% of the Index would not lead a Fund to invest more than 5% of the Fund’s total assets in a single issuer (i.e., render the Fund non-diversified).

b.

If such a breach is possible, please indicate whether the Funds plan to rely on the no action letter issued to Stradley Ronon. If the Funds do plan to rely on the no action letter, please confirm (a) that the Index Provider is not an affiliated person of the Funds, their investment adviser or principal underwriter, or an affiliated person of such persons, and the Indexes were not created solely for the Funds or their affiliated persons; (b) explain supplementally why each Index is a broad-based securities market index; and (c) add disclosure to reflect each Fund’s ability to exceed such limits and the associated risks of doing so.

Response: The Registrant hereby confirms that the Funds intend to operate as “diversified” investment companies under the Investment Company Act of 1940, as amended (the “1940 Act”). Pursuant to Section 5(b)(1) under the 1940 Act, at least 75% of a fund’s total assets must be represented by (i) cash and cash items (including receivables), (ii) Government securities (as defined in the 1940 Act), (iii) securities of other investment companies, and (iv) other securities for the purposes of this calculation limited in respect of any one issuer to an amount not greater in value than 5% of the value of the total assets of such management company and to not more than 10% of the outstanding voting securities of such issuer. The Index applies a capping methodology aimed to ensure that the Fund remains classified as “diversified” under the Investment Company Act of 1940, as amended. The Index rebalances quarterly, at which time (i) all companies that have a weight greater than 4.5% in aggregate are no more than 22.5% of the Index and (ii) no individual company in the Index has a weight greater than 22.5% of the Index. The Index is monitored daily to ensure that companies that have a weight greater than 4.8% in aggregate are no more than 24% of the Index. The Index methodology can be found at the following website: https://www.lseg.com/content/dam/ftse-russell/en_us/documents/ground-rules/russell-us-indexes-construction-and-methodology.pdf.

The Registrant confirms that the Funds do not currently plan to rely on the no action letter issued to Stradley Ronon and respectfully declines to respond to sub-comment (b) as it is not applicable.

6.

Comment: In the “Goldman Sachs MarketBeta® Russell 1000 Growth Equity ETF—Summary—Principal Investment Strategies” and “Goldman Sachs MarketBeta® Russell 1000 Value Equity ETF—Summary—Principal Investment Strategies” sections, the second sentences of the fourth paragraphs state, “The Index is monitored daily to ensure that constituent weights do not breach the thresholds under the Investment Company Act of 1940, as amended (the “Investment Company Act”).” Please clarify to which thresholds the disclosure references.

Response: The Registrant confirms that the threshold referenced is that of Section 5(b)(1) under the 1940 Act. The disclosure has been updated accordingly.

7.

Comment: In the “Goldman Sachs MarketBeta® Russell 1000 Growth Equity ETF—Summary—Principal Investment Strategies” and “Goldman Sachs MarketBeta® Russell 1000 Value Equity ETF—Summary—Principal Investment Strategies” sections, the first sentences of the last paragraphs state, “The Fund may concentrate its investments (i.e., hold more than 25% of its total assets) in a particular industry or group of industries to the extent that the Index is concentrated.” Please disclose whether either Index is currently concentrated and, if so, disclose the specific industry or group of industries in which each Index is concentrated.

Response: The Registrant respectfully acknowledges the comment and supplementally confirms that that the Indexes are not currently concentrated in a particular industry or group of industries. In addition, the Registrant notes that Form N-1A only requires a fund to disclose its policy to concentrate in securities of issuers in a particular industry or group of industries, not whether the underlying index tracked by such fund is concentrated in a particular industry or group of industries. Because each Fund currently discloses that it may concentrate its investments in a particular industry or group of industries to the extent the Index is concentrated, the Registrant believes that the Funds comply with the requirements of Form N-1A. In addition, because the industry or group of industries in which each Index is concentrated may vary at any given time, it is not possible for the Funds to identify and maintain updated disclosure regarding such industry or group of industries in the Registration Statement.

8.	Comment: Please incorporate comments from the Goldman Sachs MarketBeta® Russell 1000 Growth Equity ETF to the Goldman Sachs MarketBeta® Russell 1000 Value Equity ETF, as applicable.

Response: The Registrant confirms that the applicable comments from Goldman Sachs MarketBeta® Russell 1000 Growth Equity ETF have also been incorporated for Goldman Sachs MarketBeta® Russell 1000 Value Equity ETF.

* * * * * * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7190 if you wish to discuss this correspondence further.

Sincerely,

/s/ Catherine Fauver

Catherine Fauver

cc:	Caroline Kraus, Goldman Sachs & Co. LLC

Robert Griffith, Goldman Sachs & Co. LLC

Shane Shannon, Goldman Sachs & Co. LLC

Stephanie Capistron, Dechert LLP

Exhibit A

Goldman Sachs MarketBeta® Russell 1000 Growth Equity ETF

Fees and Expenses of the Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.12%
Distribution and Service (12b-1) Fee	0.00%
Other Expenses[1]	0.00%

Total Annual Fund Operating Expenses	0.12%

[1]	The Fund’s “Other Expenses” have been estimated to reflect expenses expected to be incurred during the first fiscal year.

Expense Example

1 Year	3 Years
$12	$39

Goldman Sachs MarketBeta® Russell 1000 Value Equity ETF

Fees and Expenses of the Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.12%
Distribution and Service (12b-1) Fee	0.00%
Other Expenses[1]	0.00%

Total Annual Fund Operating Expenses	0.12%

[1]	The Fund’s “Other Expenses” have been estimated to reflect expenses expected to be incurred during the first fiscal year.

Expense Example

1 Year	3 Years
$12	$39